# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Energy Focus, Inc., CIK 0000924168
CUSIP: 29268T508
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 32000 Aurora Road Suite B, Solon, Ohio (OH), 44139
Date of event which requires filing of this statement: 01/17/2023
Filed by CIK 0001964786
Persons authorized to receive notices and communications: Huang, Chiao Chieh, 32000 Aurora Road Suite B, Solon, Ohio (OH), 44139, 4407151300

## Reporting persons
- Huang Chiao Chieh (CIK 0001964786): type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); source of funds: personal funds (PF); sole voting power 1,998,599; shared voting power 0; sole dispositive power 1,998,599; shared dispositive power 0; aggregate amount beneficially owned 1,998,599 (31.9% of the class)
  Comment: Mr. Chiao Chieh Huang ("Mr. Huang") personally holds 1,421,219 shares of Comon Stock (as defined below) of the Company (as defined below). He is also the sole beneficial owner of 577,380 shares of Company's Common Stock held by Sander Electronic Co., Ltd.
- SANDER ELECTRONIC CO., LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Taiwan (F5); source of funds: affiliate funds (AF); sole voting power 577,380; shared voting power 0; sole dispositive power 577,380; shared dispositive power 0; aggregate amount beneficially owned 577,380 (9.2% of the class)
  Comment: Mr. Huang is the sole director and executive officer of Sander Electronic Co., Ltd., therefore, Mr. Huang is the sole beneficiary and has the sole voting power of 577,380 shares of Company's Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Energy Focus, Inc.
Address of issuer's principal executive offices: 32000 Aurora Road Suite B, Solon, Ohio (OH), 44139
Comment:
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

## Item 2. Identity and Background
Name of person filing:
This statement is being filed jointly by Mr. Huang and Sander Electronic Co., Ltd. (collectively, the "Reporting Persons").

Mr. Huang, a natural person, is the Chief Executive Officer and a member of Board of Directors of the Issuer. Sander Electronic Co. Ltd. ("Sander") is controlled by Mr. Huang.
Residence or business address:
The principal office and business address of Mr. Huang is 32000 Aurora Road, Suite B Solon, OH.

The address of Sander Electronic Co., is 4F., No. 153, Ligong St., Beitou Dist., Taipei City, Taiwan.
Present principal occupation or employment:
The principal business of Mr. Huang is to serve as the Chief Executive Officer and as a member of the Board of Directors of the Issuer.

The principal business of Sander Electronic Co., Ltd. is the manufacture and sale of electronic products. It operates as an operating company with active manufacturing and sales activities. Mr. Huang serves as the Chief Executive Officer of the company.
Criminal convictions in the last five years: Mr. Huang is the sole director and executive officer of Sander with respect to all decisions relating to the shares held by Sander. Other directors or officers of these entities do not exercise any control over such matters. None of the Reporting Persons has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: Mr. Huang is the sole director and executive officer of Sander with respect to all decisions relating to the shares held by Sander. Other directors or officers of these entities do not exercise any control over such matters. None of the Reporting Persons has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Huang is a citizen of Taiwan. Sander Electronic Co., Ltd. is a limited liability company organized under the law of Taiwan.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The 1,421,219 shares (adjusted for the 1-for-7 reverse stock split, which was approved by stockholders and effected on June 15, 2023) of Common Stock reported herein were purchased by Mr. Huang for a total purchase price of $3.2 million including fees and expenses. The source of funds used by Mr. Huang to purchase the shares of Common Stock is his personal funds. None of the funds used in connection with such purchases were borrowed by Mr. Huang.

The 577,380 shares of Common Stock reported herein were purchased by Sander for a total purchase price of $1.0 million including fees and expenses. The source of funds used by Sander to purchase the shares of Common Stock is affiliate funds. None of the funds used in connection with such purchases were borrowed by the Sander.

## Item 4. Purpose of Transaction
Purpose of transaction:
The response to Item 3 of this Schedule 13D is incorporated herein by reference.

Mr. Huang is the Chief Executive Officer and a member of the Board of Directors of the Issuer. Except as disclosed in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review from time to time his investment in the Issuer and, depending on such review, may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Reporting Persons of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Reporting Persons and general stock market and economic conditions, the Reporting Persons may determine to increase his investment or sell all or part of his investment in the Issuer through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See items (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentages of the Common Stock beneficially owned by the Reporting Persons.

The percentage used in this Schedule 13D is calculated based upon an aggregate of 6,268,433 shares of Common Stock issued and outstanding as of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose: See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
On August 15, 2025, Energy Focus, Inc. (the "Company") entered into a securities purchase agreement (the "Purchase Agreement") with its Chief Executive Officer and Chief Financial Officer, Mr. Chiao Chieh (Jay) Huang (the "Purchaser"), pursuant to which the Company agreed to issue and sell in a private placement (the "Private Placement") an aggregate of 264,550 shares (the "Shares") of the Company's common stock, par value $0.0001 per share (the "Common Stock"), for a purchase price per share of $1.89, the closing price of the Common Stock on the day immediately preceding the date of the Purchase Agreement, totaling $500,000.

On November 26, 2025, Energy Focus, Inc. (the "Company") entered into a securities purchase agreement (the "Purchase Agreement") with each of its Chief Executive Officer and Chief Financial Officer, Mr. Chiao Chieh (Jay) Huang and MAN-BO HOTEL CO. LTD, an affiliate entity, (each, a "Purchasers", collectively, the "Purchasers"), respectively, pursuant to which the Company agreed to issue and sell in a private placement (the "Private Placement") 262,009 shares of the Company's common stock, par value $0.0001 per share (the "Common Stock") to each, and in aggregate, 524,018 shares of Common Stock (the "Shares") for a purchase price per share of $2.29, the closing price of the Common Stock on the day immediately preceding the date of the Purchase Agreement, totaling $1,200,000.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement among the Reporting Persons as of December 31, 2025.

## Signatures
- Huang Chiao Chieh: Huang Chiao Chieh, Huang Chiao Chieh (12/31/2025)
- SANDER ELECTRONIC CO., LTD.: Huang Chiao Chieh, Huang Chiao Chieh / Chief Executive Officer (12/31/2025)